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March 12, 1998



SFX Broadcasting, Inc.
650 Madison Avenue
New York, NY  10022

Gentlemen:

BIA Research, Inc. hereby consents to the use of the radio station and market data which has been or will be provided to you in connection with certain periodic reports which will be filed with the Securities and Exchange Commission.

Very truly yours,

BIA RESEARCH, INC.



By:  /s/ Debra L. Metcalf
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         Debra L. Metcalf, Vice President